AFLAC Incorporated 1st Quarter 2004 Form 10-Q

EXHIBIT 11

AFLAC INCORPORATED AND SUBSIDIARIES
Computation of Earnings Per Share
Three Months Ended March 31,

	2004	2003

Numerator (in millions):
Basic: net earnings applicable to common stock	$315	$237
Diluted: net earnings applicable to common stock	315	237

Denominator (in thousands):
Average outstanding shares used in the computation
of earnings per share - basic	509,924	514,565

Average outstanding shares used in the computation
of earnings per share - basic	509,924	514,565
Dilutive effect of stock options	9,431	9,903

Average outstanding shares used in the computation
of earnings per share - diluted	519,355	524,468

Earnings per share:
Basic	$.62	$.46
Diluted	.61	.45

EXH 11-1